UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219 México, D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Press release dated April 27, 2016 titled “Grupo Financiero Santander México hires Didier Mena as Chief Financial Officer to strengthen management team”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
By:	/s/ Gerardo Manuel Freire Alvarado
	Name:	Gerardo Manuel Freire Alvarado
	Title:	Executive Director of Investor Relations

Date: April 27, 2016

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO HIRES DIDIER MENA AS CHIEF FINANCIAL OFFICER TO STRENGTHEN MANAGEMENT TEAM

Mexico City, Mexico, April 27, 2016 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander México”), one of the leading financial groups in Mexico, announced that Didier Mena has been hired as Chief Financial Officer, reporting to Pedro Moreno, Vice President of Administration and Finance.

Executive President and CEO of Santander México, Héctor Grisi, said "Santander México has an enviable team of senior talent and Didier brings more than 20 years senior management experience from across corporates and the financial sector in Mexico. We are committed to executing strategies that will see us become Mexico’s market leader in profitability and sustainable growth, and reach our long-term return targets.”

Mr. Mena brings broad corporate and financial sector experience, most recently as Managing Director at investment bank ExeFin. Before, he worked at Credit Suisse where he was Head of the Financial Institutions Group for Latin America. He was also Chief Financial Officer at Financiera Independencia, and has held several positions at BBVA Bancomer.

ABOUT GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. (NYSE: BSMX; BMV: SANMEX)

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2016, Santander México had total assets of Ps.1,233 billion under Mexican Banking GAAP and more than 12 million customers. Headquartered in Mexico City, the Company operates 1,079 branches and 307 offices nationwide and has a total of 17,203 employees.

Investor Relations Contacts

Hector Chavez Lopez – Managing Director - IRO

Phone: +52-55-52691925

Email: hchavez@santander.com.mx

Gerardo Freire Alvarado – Executive Director of Investor Relations

Phone: +52-55-52691827 y +52-55-52691828

Email: gfreire@santander.com.mx

investor@santander.com.mx